SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Martin Midstream Partners L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

573331 105

(CUSIP Number)

Robert D. Bondurant

Martin Resource Management Corporation

4200 Stone Road

Kilgore, TX 75662

(903) 983-6200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 2, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 573331 105

1	NAME OF REPORTING PERSON Martin Resource Management Corporation 75-2789062
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,093,267 Common Units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,093,267 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,093,267 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0%*
14	TYPE OF REPORTING PERSON HC, CO

*	Based on 23,116,776 Common Units outstanding as of August 6, 2012, as reported in Martin Midstream Partners L.P.’s (“Issuer”) Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

CUSIP No. 573331 105

1	NAME OF REPORTING PERSON Martin Resource LLC 76-0712096
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,203,823 Common Units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,203,823 Common Units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,203,823 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2%*
14	TYPE OF REPORTING PERSON HC

*	Based on 23,116,776 Common Units outstanding as of August 6, 2012, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

CUSIP No. 573331 105

1	NAME OF REPORTING PERSON Cross Oil Refining & Marketing, Inc. 06-1180645
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 889,444
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 889,444
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 889,444 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%*
14	TYPE OF REPORTING PERSON CO

*	Based on 23,116,776 Common Units outstanding as of August 6, 2012, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

This Amendment No. 3 filed with the Securities and Exchange Commission (the “Commission”) by Martin Resource Management Corporation, a Texas corporation (“Parent”), Martin Resource LLC, a Delaware limited liability company (“Resource”), and Cross Oil Refining & Marketing, Inc., a Delaware corporation (“Cross,” and, together with Parent and Resource, the “Reporting Persons”), amends the Schedule 13D that was filed with the Commission on November 21, 2005, as amended on November 10, 2008 (“Amendment No. 1”) and November 19, 2008 (“Amendment No. 2”) (the “Original Schedule 13D,” and together with Amendment No. 1 and Amendment No. 2, the statement on “Schedule 13D”). Any capitalized terms used and not defined herein shall have the meanings given to such terms in the Original Schedule 13D.

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to common units representing limited partner interests (“Common Units”) of Martin Midstream Partners, L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 4200 Stone Road, Kilgore, Texas 75662.

Item 2. Identity and Background

This Statement is filed by the Reporting Persons. The principal business and office address of each of the Reporting Persons is 4200 Stone Road, Kilgore, Texas 75662.

Martin Midstream GP LLC, a Delaware limited liability company (the “General Partner”), is the sole general partner of Issuer. The General Partner holds the general partner interest and incentive distribution rights in Issuer, and manages the business and affairs of Issuer. Resource, a wholly owned subsidiary of Parent, directly owns 4,203,823 Common Units of Issuer and all of the outstanding equity interests of the General Partner. Parent is the sole member of Resource and the sole stockholder of Cross.

Parent is a provider of transportation, terminalling, marketing and logistics management services for petroleum products and by-products, chemicals, other bulk liquids, as well as providing fee-based services. Parent is a holding company and, through its subsidiaries, owns a 100% interest in the general partner of Issuer. Resource is a wholly owned subsidiary of Parent that does not engage in any business other than owning 100% of the General Partner. Cross is a wholly owned subsidiary of Parent and is engaged in the business of providing base and process oils.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the board of directors or managing member, as applicable, of the Reporting Persons (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein.

During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Listed Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Statement (a copy of which is filed with this Statement as Exhibit A and is incorporated in this Statement by reference) pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

Item 3. Sources and Amount of Funds or Other Consideration

On November 14, 2009, pursuant to their terms, 850,674 outstanding Subordinated Units owned by Resource converted into Common Units on a one-for-one basis in accordance with Issuer’s Second Amended and Restated Agreement of Limited Partnership.

On November 25, 2009, Resource acquired 714,285 of Issuer’s Common Units in a private placement transaction, at a price of $28.00 per Common Unit.

On November 25, 2009, Cross completed a disposition of certain refinery assets to Issuer for total consideration of $45.0 million, consisting of 804,721 of Issuer’s Common Units and 889,444 of Issuer’s Subordinated Class B Units at a price of $27.96 and $25.16 per unit, respectively.

On August 17, 2010, Issuer redeemed 804,721 of its Common Units held by Cross and 195,279 of its Common Units held by Resource for an aggregate purchase price of $28.07 million.

On November 25, 2011, pursuant to their terms, the Subordinated Class B Units owned by Cross converted into Common Units on a one-for-one basis in accordance with Issuer’s Second Amended and Restated Agreement of Limited Partnership.

Pursuant to a Securities Repurchase and Settlement Agreement dated as of October 2, 2012 (the “Settlement Agreement”) by and among Parent, Scott D. Martin and SKM Partnership, Ltd., and KCM, LLC (“KCM”), Parent, through Resource, transferred 1,500,000 of Issuer’s Common Units to KCM.

In exchange for the Common Units and certain other consideration, including the settlement of certain litigation between the parties to the Settlement Agreement, KCM transferred to Parent 1,423 shares of common stock of Parent and an option to acquire an additional 3,049 shares of common stock of Parent. As a result of the Settlement Agreement, KCM and its affiliates no longer beneficially own any interest in Parent.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Common Units covered by this Schedule 13D for investment and intend to review their investment in Issuer on a continuing basis.

The following describes plans or proposals that the Reporting Persons may have with respect to certain matters set forth in Item 4 of Schedule 13D.

(d) The General Partner has sole responsibility for conducting Issuer’s business and for managing its operations and is owned and controlled by Resource, a wholly owned subsidiary of Parent. Resource and Parent intend to manage, participate in and influence the affairs of Issuer through the exercise of their rights as owner or beneficial owner, as applicable, of the General Partner and, to the extent applicable, through the exercise of their voting rights as a limited partner of Issuer. Neither the General Partner nor its board of directors will be elected by Issuer’s unitholders. Through its ownership in Resource, the General Partner’s sole member, Parent has the right to elect the General Partner’s entire board of directors and, through the board of directors, the appointment of management of Issuer. Certain of Parent’s executive officers will also serve as executive officers and/or directors of the General Partner.

(e) The Reporting Persons, as direct and indirect owners of the General Partner of Issuer, may cause Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. Except as set forth in this Statement, the Reporting Persons, have no current intention of changing the present capitalization or dividend policy of Issuer.

(j) Except as otherwise described in this Item 4, or as would occur upon completion of any of the matters discussed herein, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the Listed Persons, as of the date of this Statement, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to Issuer and reserve the right to develop such plans or proposals. Depending on various factors, including but not limited to Issuer’s financial position and strategic direction, price levels of the Common Units, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Statement. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Common Units, dispose of some or all of their Common Units (or other equity interests in Issuer) or continue to hold Common Units (and other equity interests) (or any combination or derivative thereof). In addition, without limitation, the Reporting Persons may engage in discussions with unitholders of Issuer and other relevant parties or take other actions through their representatives on the board of directors of the General Partner or otherwise, concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, cash distribution policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of Issuer, in each case, subject to the terms and conditions of Issuer Partnership Agreement and any other agreements entered into between such Reporting Person(s) and Issuer.

Item 5. Interest in Securities of the Issuer

The information set forth in Items 2, 3, 4, and 6 and contained on the cover page of this Statement is hereby incorporated herein by reference.

(a) and (b). The following disclosure is based on 23,116,776 Common Units outstanding as of August 6, 2012, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012. See Schedule I for the information applicable to the Listed Persons.

Resource owns 4,203,823 Common Units, representing 18.2% of the outstanding Common Units of Issuer, based on the number of Common Units outstanding as of August 6, 2012. Resource has sole power to vote or direct the vote and to dispose or to direct the disposition of the Common Units owned by it.

Cross owns 889,444 Common Units, representing 3.8% of the outstanding Common Units of Issuer, based on the number of Common Units outstanding as of August 6, 2012. Cross has sole power to vote or direct the vote and to dispose or to direct the disposition of the Common Units owned by it.

Parent may be deemed to beneficially own, by virtue of its ownership of Resource and Cross, as described above, 5,093,267 Common Units, representing 22.0% of the outstanding Common Units of Issuer, based on the number of Common Units outstanding as of August 6, 2012. By virtue of its ownership of Resource and Cross, as described above, Parent may be deemed to have the power to vote or direct the vote and to dispose or to direct the disposition of the Common Units owned by Resource and Cross as indicated above.

The General Partner holds a 2.0% general partner interest and incentive distribution rights in Issuer.

(c) Except as set forth elsewhere in this Statement, including without limitation Item 3, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons, has effected any transactions in the Common Units during the past 60 days.

(d) Other than Issuer’s quarterly distributions which all holders of Issuer’s Common Units of record are entitled to receive, no person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Units owned by any Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference.

Reporting Persons have been and anticipate that they will continue to be both significant customers and suppliers of products and services offered by Issuer. The relationship between the Reporting Persons and Issuer is more fully described in Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 under Item 2, “Our Relationship with Martin Resource Management.” The information set forth therein is hereby incorporated by reference.

To the best of the Reporting Person’s knowledge, except as described in this Statement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit A	Joint Filing Statement (filed herewith).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: October 22, 2012

MARTIN RESOURCE MANAGEMENT CORPORATION

By:	/s/ Ruben S. Martin
Name:	Ruben S. Martin
Title:	President

MARTIN RESOURCE LLC
By:	MARTIN RESOURCE MANAGEMENT CORPORATION
its sole member

By:	/s/ Ruben S. Martin
Name:	Ruben S. Martin
Title:	President

CROSS OIL REFINING & MARKETING, INC.

By:	/s/ Donald R. Neumeyer
Name:	Donald R. Neumeyer
Title:	President

SCHEDULE I

Board of Directors of Martin Resource Management Corporation

Ruben S. Martin

Address: c/o Martin Midstream Partners L.P., 4200 Stone Road, Kilgore, TX 75662

Principal Occupation: President and Chief Executive Officer

Citizenship: USA

Common Units Owned: 46,937 Common Units directly; 5,093,267 Common Units beneficially (22.0%)

Robert D. Bondurant

Address: c/o Martin Midstream Partners L.P., 4200 Stone Road, Kilgore, TX 75662

Principal Occupation: Executive Vice President and Chief Financial Officer

Citizenship: USA

Common Units Owned: 13,648 Common Units

Donald R. Neumeyer

Address: c/o Martin Midstream Partners L.P., 4200 Stone Road, Kilgore, TX 75662

Principal Occupation: Executive Vice President

Citizenship: USA

Common Units Owned: 5,095 Common Units

Wesley M. Skelton

Address: c/o Martin Midstream Partners L.P., 4200 Stone Road, Kilgore, TX 75662

Principal Occupation: Executive Vice President, Chief Administrative Officer and Controller

Citizenship: USA

Common Units Owned: 5,272 Common Units

Randy Tauscher

Address: c/o Martin Midstream Partners L.P., 4200 Stone Road, Kilgore, TX 75662

Principal Occupation: Executive Vice President and Chief Operating Officer

Citizenship: USA

Common Units Owned: 9,821 Common Units

Sole Member of Martin Resource LLC

Martin Resource Management Corporation, a Texas corporation

Board of Directors of Cross Oil Refining & Marketing, Inc.

Ruben S. Martin

(see above)

Robert D. Bondurant

(see above)

Donald R. Neumeyer

(see above)

Wesley M. Skelton

(see above)

EXHIBIT INDEX

Exhibit A	Joint Filing Statement (filed herewith).